EXHIBIT 2

IDENTIFICATION OF RELEVANT SUBSIDIARY

This exhibit is filed pursuant to Item 7 of Schedule 13D.

Alpine Fox, LP, a Delaware limited partnership (the “Fund”), is the entity that directly holds the securities of the issuer reported in this Schedule 13D. Alpine Fox Capital LLC, a Nevada limited liability company, serves as the general partner of the Fund and, in such capacity, exercises voting and investment discretion with respect to the securities held by the Fund. By virtue of this relationship, Alpine Fox Capital LLC may be deemed to beneficially own the securities held by the Fund.